November 25, 2014

RE: Cash offer for your KBS REIT II investment.

Dear Fellow Shareholder,

You may have recently read that KBS REIT II’s ordinary share redemption program has been suspended, however, CMG is now offering to purchase shares, providing a new opportunity for those who may wish to sell. CMG will pay you $4.00 per Share in cash (note that you just received a $4.50 per Share special distribution from the company). Depending on the timing of their purchase, investors who participated in KBS REIT II’s primary stock offering have to date received a total of between $7.00 and $8.56 per share, when combining cash dividends paid to date and the recent special distribution.  As such, shareholders who now accept our offer have the opportunity to cash out of their investment in KBS REIT II with aggregate proceeds in excess of their initial investment. Our offer expires on December 30, 2014, so if you want to sell your shares by accepting our offer you will need to return the assignment form by that date.

KBS REIT II is not listed on any exchange, and has suspended its share redemption program (other than limited circumstances involving the death or qualifying disability of a shareholder).  Despite these limitations, our offer provides you with the ability to sell your Shares if you want or need your cash. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG.  If available to you, please also include a copy of a recent account statement concerning your KBS REIT II Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from KBS REIT II’s transfer agent.  There are no financing contingencies with this offer.  Please carefully read the Offer at our website (www.cmginvestments.com/KBSII.pdf), at the SEC’s EDGAR website, and for free by calling the number below. Please also carefully read the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 30, 2014 if you wish to take advantage of this offer.

There is limited trading of KBS REIT II in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares on secondary markets at $9.42 per Share and between $2.25-$9.00 per Share, respectively, in the most recent issues (Jul/Aug 2014 and Fall 2014, respectively).  However, with the exception of the trade that occurred after the $4.50 distribution (priced at $2.25), the trade prices referenced above occurred prior to the $4.50 special distribution, therefore such prior auction trades would need to be adjusted down accordingly to be of any relevance. Shareholders should note that auction trades can be burdensome and typically involve substantial fees and commissions, and take 3 months on average in our experience. KBS REIT II’s share repurchase program is structured to redeem shares at a price equal to the REIT’s most recent estimated NAV, which is now $6.05.  However, this program has been suspended since June 18, and is only available in limited cases involving the death or qualifying disability of a shareholder.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with KBS REIT II or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 10,000,000 Shares, or 5.24% of the total shares outstanding, and will expire at 11:59 P.M. PST on December 30, 2014.

Shortly, you should receive a letter from KBS REIT II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from KBS REIT II or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to the following:

•           Our offer price was determined by applying a 34% discount to the REIT’s estimated net asset value, although we are not qualified real estate appraisers.  Whether or not our estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets were to occur.

•           Any and all dividends paid or payable to you by the company on or after December 30, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.